FORM N-8A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: American Independence Financial Solutions Funds Trust

Address of Principal Business Office (No. & Street), City, State, Zip Code):

335 Madison Avenue, Mezzanine Level, New York, NY 10017

Telephone Number (including area code): 646-747-3475

Name and address of agent for service of process:

Jon Rand
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A.

YES X NO

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and state of New York on the 15th day of October, 2008.

Signature: American Independence Financial Solutions Funds Trust
(Name of Registrant)

By: John J. Pileggi
(Name of director, trustee or officer signing on behalf of Registrant)